UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION (Registrant)

/s/ SHOICHI AOKI
(Signature)

Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Management Control Group

Date: July 31, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results for the Three Months Ended June 30, 2018 (IFRS)

(English summary with full translation of consolidated financial results)

Consolidated Financial Results

for the Three Months Ended June 30, 2018 (IFRS)

July 31, 2018
Company name: KYOCERA CORPORATION		Stock Listing: Tokyo Stock Exchange
Code number: 6971	URL https://global.kyocera.com/
Representative: Hideo Tanimoto, Director and President
Contact person: Shoichi Aoki, Director, Managing Executive Officer		TEL +81-75-604-3556
Scheduled date of quarterly report filing:	August 10, 2018
Scheduled date of dividend payment:	—
Supplementary documents of the quarterly financial results: Yes
Holding quarterly financial results meeting: Yes (conference call for institutional investors and analysts)

(Amounts less than one million yen are rounded)

1. Consolidated Financial Results for the Three Months Ended June 30, 2018

(1) Consolidated operating results				(% of change from the same period of the previous year)
	Sales revenue		Operating profit		Profit before income taxes		Profit attributable to owners of the parent		Comprehensive income for the period
Three months ended	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
June 30, 2018	387,484	12.3	37,104	18.7	55,488	12.4	42,284	20.7	127,197	121.1
June 30, 2017	345,162	—	31,260	—	49,353	—	35,026	—	57,536	—

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted
Three months ended	Yen	Yen
June 30, 2018	116.29	116.26
June 30, 2017	95.25	95.23

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets
As of	Million yen	Million yen	Million yen	%
June 30, 2018	3,210,051	2,479,430	2,388,680	74.4
March 31, 2018	3,128,813	2,413,299	2,325,791	74.3

2. Cash Dividends

	Annual dividends
	First quarter-end	Second quarter-end	Third quarter-end	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2018	—	60.00	—	60.00	120.00
Year ending March 31, 2019	—
Year ending March 31, 2019 (forecast)		—	—	—	120.00

(Note) Revision of previously announced dividend targets during this reporting period: Not Applicable

Dividends per share for the year ending March 31, 2019 are forecasted to be 120.00 yen on an annual basis.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2019

				(% of change from the previous year)
	Sales revenue		Operating profit		Profit before income taxes		Profit attributable to owners of the parent		Earnings per share attributable to owners of the parent - Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full year	1,650,000	4.6	154,000	69.8	190,000	46.2	134,000	69.3	368.54

(Note) Revision of the previously announced financial forecast during this reporting period: Not Applicable

% of change from previous year are calculated by rearranging the consolidated results for the year ended March 31, 2018 to IFRS.

“Earnings per share attributable to owners of the parent - Basic” is calculated using the average number of shares outstanding for the three months ended June 30, 2018.

* Notes

(1) Changes in significant subsidiaries during the period

(Changes in specified subsidiaries that caused a change in the scope of consolidation): Not Applicable

(2) Changes in accounting policies and accounting estimates

(i) Changes in accounting policies required under IFRS: Yes

(ii) Changes in accounting policies due to reasons other than (i): Not Applicable

(iii) Changes in accounting estimates: Yes

Please refer to page 16 “(4) Notes to Condensed Quarterly Consolidated Financial Statements b. Changes in Accounting Policies” and “c. Changes in Accounting Estimates” under “2. Condensed Quarterly Consolidated Financial Statements and Primary Notes” for details.

(3) Number of shares issued (common stock)

(i) Number of shares issued (including treasury stock):

As of June 30, 2018	377,618,580 shares
As of March 31, 2018	377,618,580 shares

(ii) Number of treasury stock:

As of June 30, 2018	15,862,303 shares
As of March 31, 2018	9,910,822 shares

(iii) Average number of shares outstanding:

For the three months ended June 30, 2018	363,599,571 shares
For the three months ended June 30, 2017	367,711,511 shares

* Instruction for Forecasts and Other Notes

1. Adopting IFRS

Kyocera Corporation and its consolidated subsidiaries (“Kyocera”) has adopted IFRS for its consolidated financial statements from the year ending March 31, 2019. Accordingly, the consolidated financial statements for the three months ended June 30, 2017 and those for the year ended March 31, 2018 are also presented in accordance with IFRS.

2. Cautionary statements with respect to forward-looking statements

Certain of the statements made in this document are forward-looking statements, which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in our production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Damages on our information security systems from cyberattacks, etc. and significant costs in order to recover and maintain the systems;

(13)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(14)	Expenses associated with licenses we require to continue to manufacture and sell products;

(15)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(16)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(17)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(18)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(19)	Credit risk on trade receivables;

(20)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(21)	Impairment losses on property, plant and equipment, goodwill and intangible assets;

(22)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(23)	Changes in accounting principles.

Due to such risks, uncertainties and other factors, our actual results, performance, achievements or financial condition may be substantially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

3. Method of obtaining supplementary materials on the financial results

The supplementary material will be published on our website on July 31, 2018.

4. This consolidated financial report is not subject to quarterly review procedure.

(Attachment)

1. Qualitative Information related to Consolidated Financial Statements

Commencing from the beginning of its fiscal year ending March 31, 2019 (“fiscal 2019”), Kyocera has adopted the International Financial Reporting Standards (“IFRS”) in lieu of the Generally Accepted Accounting Principles of the United States of America (“U.S. GAAP”). In addition, financial figures appearing herein for the three months ended June 30, 2017 (“the previous first quarter”) and the year ended March 31, 2018 (“fiscal 2018”) have been reclassified in accordance with IFRS for the purpose of comparative analysis.

(1) Explanation of Financial Results

a. Consolidated Results of Operations

Sales in the three months ended June 30, 2018 (“the first quarter”) increased due to solid demand in the Electronic Devices Group and the Industrial & Automotive Components Group coupled with contributions from merger and acquisition activities conducted in fiscal 2018. Sales in the Document Solutions Group also increased on the back of aggressive sales promotion activities. As a result, sales revenue for the first quarter increased by 42,322 million yen, or 12.3%, to 387,484 million yen, compared with the previous first quarter, marking a record high for first quarter sales.

Profits increased compared with the previous first quarter reflecting the sales growth and efforts to reduce costs. Operating profit increased by 5,844 million yen, or 18.7%, to 37,104 million yen, profit before income taxes increased by 6,135 million yen, or 12.4%, to 55,488 million yen, and profit attributable to owners of the parent increased by 7,258 million yen, or 20.7%, to 42,284 million yen, compared with the previous first quarter.

Average exchange rates for the first quarter were 109 yen to the U.S. dollar, marking appreciation of 2 yen (1.8%), and 130 yen to the Euro, marking depreciation of 8 yen (6.6%), compared with the previous first quarter. As a result, sales revenue and profit before income taxes after translation into yen for the first quarter were pushed up by approximately 2 billion yen, respectively, compared with the previous first quarter.

Consolidated Results of Operations

	For the three months ended June 30, 2017		For the three months ended June 30, 2018		Change
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Sales revenue	345,162	100.0	387,484	100.0	42,322	12.3
Operating profit	31,260	9.1	37,104	9.6	5,844	18.7
Profit before income taxes	49,353	14.3	55,488	14.3	6,135	12.4
Profit attributable to owners of the parent	35,026	10.1	42,284	10.9	7,258	20.7
Average US$ exchange rate (yen)	111	—	109	—	—	—
Average Euro exchange rate (yen)	122	—	130	—	—	—
*	% represents the percentage to sales revenue.

b. Consolidated Results by Reporting Segment

1) Industrial & Automotive Components Group

Sales in this reporting segment increased compared with the previous first quarter due to a significant increase in sales of industrial tools resulting from growing demand and merger and acquisition activities. Sales of fine ceramic parts used in semiconductor processing equipment also increased on the back of a buoyant market. Business profit increased markedly due to the growth in sales and cost reductions.

2) Semiconductor Components Group

Sales in this reporting segment were roughly on par with the previous first quarter. Despite an increase in sales of organic packages mainly for automobile applications, demand for ceramic packages for optical communications was down relative to the previous first quarter, which registered a high level of sales, due mainly to the impact of inventory adjustments. Business profit decreased due to lower sales of ceramic packages.

3) Electronic Devices Group

Sales of ceramic capacitors for smartphones increased. Demand for printing devices for industrial equipment was also strong. Merger and acquisition activities at AVX Corporation, a U.S. subsidiary, also made a contribution. As a result, sales and business profit in this reporting segment increased significantly compared with the previous first quarter.

4) Communications Group

Sales decreased compared with the previous first quarter and a business loss was recorded in this reporting segment due to a decline in sales in the telecommunications equipment business, despite increases in sales and profit in the information and communications services business, which provides engineering services, etc.

5) Document Solutions Group

Sales and business profit increased in this reporting segment compared with the previous first quarter due to an increase in sales volume resulting from aggressive sales promotion activities, contributions from merger and acquisition activities and the impact of foreign exchange rate fluctuations.

6) Life & Environment Group

Sales in this reporting segment decreased compared with the previous first quarter due to a decline in sales in the solar energy business. A business loss was recorded due primarily to this decrease in sales and an increase in R&D expenses.

Sales Revenue by Reporting Segment

	For the three months ended June 30, 2017		For the three months ended June 30, 2018		Change
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	61,185	17.7	81,956	21.1	20,771	33.9
Semiconductor Components Group	60,786	17.6	60,649	15.7	(137)	(0.2)
Electronic Devices Group	63,120	18.3	88,284	22.8	25,164	39.9

Total Components Business	185,091	53.6	230,889	59.6	45,798	24.7
Communications Group	57,071	16.5	51,610	13.3	(5,461)	(9.6)
Document Solutions Group	80,973	23.5	88,796	22.9	7,823	9.7
Life & Environment Group	24,606	7.1	18,692	4.8	(5,914)	(24.0)

Total Equipment & Systems Business	162,650	47.1	159,098	41.0	(3,552)	(2.2)
Others	5,245	1.5	4,932	1.3	(313)	(6.0)
Adjustments and eliminations	(7,824)	(2.2)	(7,435)	(1.9)	389	—

Sales revenue	345,162	100.0	387,484	100.0	42,322	12.3

* % represents the component ratio.

Business Profit (Loss) by Reporting Segment

	For the three months ended June 30, 2017		For the three months ended June 30, 2018		Change
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	6,103	10.0	10,416	12.7	4,313	70.7
Semiconductor Components Group	7,651	12.6	5,846	9.6	(1,805)	(23.6)
Electronic Devices Group	8,427	13.4	14,397	16.3	5,970	70.8

Total Components Business	22,181	12.0	30,659	13.3	8,478	38.2
Communications Group	1,002	1.8	(2,241)	—	(3,243)	—
Document Solutions Group	9,160	11.3	10,348	11.7	1,188	13.0
Life & Environment Group	(1,310)	—	(3,015)	—	(1,705)	—

Total Equipment & Systems Business	8,852	5.4	5,092	3.2	(3,760)	(42.5)
Others	412	7.9	617	12.5	205	49.8

Total business profit	31,445	9.1	36,368	9.4	4,923	15.7
Corporate gains and share of net profit of investments accounted for using the equity method	18,196	—	19,465	—	1,269	7.0
Adjustments and eliminations	(288)	—	(345)	—	(57)	—

Profit before income taxes	49,353	14.3	55,488	14.3	6,135	12.4

* % represents the percentage to sales revenue of each corresponding segment.

(2) Explanation of Financial Position

Consolidated Cash Flows

Cash and cash equivalents at June 30, 2018 increased by 8,109 million yen to 433,047 million yen from 424,938 million yen at March 31, 2018.

1) Cash flows from operating activities

Net cash provided by operating activities for the first quarter increased by 10,575 million yen to 70,347 million yen from 59,772 million yen for the previous first quarter. This was due mainly to an increase in profit for the period.

2) Cash flows from investing activities

Net cash used in investing activities for the first quarter decreased by 35,053 million yen to 6,262 million yen from 41,315 million yen for the previous first quarter. This reflected that the withdrawal of time deposit exceeded the acquisition for the first quarter although the acquisition exceeded the withdrawal for the previous first quarter.

3) Cash flows from financing activities

Net cash used in financing activities for the first quarter increased by 38,978 million yen to 61,490 million yen from 22,512 million yen for the previous first quarter. This was due mainly to the purchase of treasury stock.

Consolidated Cash Flows

	For the three months ended June 30, 2017	For the three months ended June 30, 2018	Change
	(Yen in millions)
Cash flows from operating activities	59,772	70,347	10,575
Cash flows from investing activities	(41,315)	(6,262)	35,053
Cash flows from financing activities	(22,512)	(61,490)	(38,978)
Effect of exchange rate changes on cash and cash equivalents	2,501	5,514	3,013
Changes in cash and cash equivalents	(1,554)	8,109	9,663
Cash and cash equivalents at the beginning of the year	376,195	424,938	48,743
Cash and cash equivalents at the end of the period	374,641	433,047	58,406

(3) Explanation Regarding Future Forecasts of Consolidated Financial Results

Results in the first quarter as a whole were in line with initial projections. From the three months ending September 30, 2018 (“the second quarter”) onward, Kyocera forecasts increased sales due to an expected increase in demand for components used in the automotive-related market and the industrial machinery market, and to further sales promotion activities in the Document Solutions Group. In light of this market outlook, Kyocera has not made any changes to its sales revenue and profit forecasts for fiscal 2019 announced on April 26, 2018.

Future Forecasts of Consolidated Financial Results

		Results for the year ended March 31, 2018		Forecasts for the year ending March 31, 2019		Change
		Amount	%*	Amount	%*	Amount	%
		(Yen in millions)
Sales revenue		1,577,039	100.0	1,650,000	100.0	72,961	4.6
Operating profit		90,699	5.8	154,000	9.3	63,301	69.8
Profit before income taxes		129,992	8.2	190,000	11.5	60,008	46.2
Profit attributable to owners of the parent		79,137	5.0	134,000	8.1	54,863	69.3
Average US$ exchange rate	(yen)	111	—	105	—	—	—
Average Euro exchange rate	(yen)	130	—	130	—	—	—
*	% represents the percentage to sales revenue.

Sales Revenue by Reporting Segment

	Results for the year ended March 31, 2018		Forecasts for the year ending March 31, 2019		Change
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	287,620	18.2	313,000	19.0	25,380	8.8
Semiconductor Components Group	257,237	16.3	259,000	15.7	1,763	0.7
Electronic Devices Group	305,145	19.4	345,000	20.9	39,855	13.1

Total Components Business	850,002	53.9	917,000	55.6	66,998	7.9
Communications Group	255,535	16.2	245,000	14.9	(10,535)	(4.1)
Document Solutions Group	371,058	23.5	385,000	23.3	13,942	3.8
Life & Environment Group	112,212	7.1	111,000	6.7	(1,212)	(1.1)

Total Equipment & Systems Business	738,805	46.8	741,000	44.9	2,195	0.3
Others	18,827	1.2	17,800	1.1	(1,027)	(5.5)
Adjustments and eliminations	(30,595)	(1.9)	(25,800)	(1.6)	4,795	—

Sales revenue	1,577,039	100.0	1,650,000	100.0	72,961	4.6

*	% represents the component ratio.

Business Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2018		Forecasts for the year ending March 31, 2019		Change
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	31,400	10.9	36,000	11.5	4,600	14.6
Semiconductor Components Group	31,049	12.1	35,800	13.8	4,751	15.3
Electronic Devices Group	46,632	15.3	48,000	13.9	1,368	2.9

Total Components Business	109,081	12.8	119,800	13.1	10,719	9.8
Communications Group	4,440	1.7	5,200	2.1	760	17.1
Document Solutions Group	40,851	11.0	41,500	10.8	649	1.6
Life & Environment Group	(55,492)	—	(3,000)	—	52,492	—

Total Equipment & Systems Business	(10,201)	—	43,700	5.9	53,901	—
Others	1,393	7.4	(400)	—	(1,793)	—

Total business profit	100,273	6.4	163,100	9.9	62,827	62.7
Corporate and others	29,719	—	26,900	—	(2,819)	(9.5)

Profit before income taxes	129,992	8.2	190,000	11.5	60,008	46.2

*	% represents the percentage to sales revenue of each corresponding segment.

2. Condensed Quarterly Consolidated Financial Statements and Primary Notes

(1) Condensed Quarterly Consolidated Statement of Financial Position

	The date of transition to IFRS (April 1, 2017)		As of March 31, 2018		As of June 30, 2018		Change
	Amount	%*	Amount	%*	Amount	%*
	(Yen in millions)
Assets
Current assets
Cash and cash equivalents	376,195		424,938		433,047		8,109
Short-term investments	297,371		196,802		176,493		(20,309)
Trade and other receivables	337,371		382,659		340,144		(42,515)
Other financial assets	7,778		12,996		10,403		(2,593)
Inventories	331,155		364,875		369,548		4,673
Other current assets	79,755		83,629		86,401		2,772

Total current assets	1,429,625	46.3	1,465,899	46.9	1,416,036	44.1	(49,863)

Non-current assets
Debt and equity instruments	1,146,608		1,071,990		1,181,127		109,137
Investments accounted for using the equity method	5,863		3,874		4,070		196
Other financial assets	13,429		15,681		15,713		32
Property, plant and equipment	254,341		288,898		306,959		18,061
Goodwill	110,470		144,268		147,196		2,928
Intangible assets	61,235		80,186		79,490		(696)
Deferred tax assets	56,614		41,370		41,800		430
Other non-current assets	6,452		16,647		17,660		1,013

Total non-current assets	1,655,012	53.7	1,662,914	53.1	1,794,015	55.9	131,101

Total assets	3,084,637	100.0	3,128,813	100.0	3,210,051	100.0	81,238

*	% represents the component ratio.

	The date of transition to IFRS (April 1, 2017)		As of March 31, 2018		As of June 30, 2018		Change
	Amount	%*	Amount	%*	Amount	%*
	(Yen in millions)
Liabilities and Equity
Liabilities
Current liabilities
Trade and other payables	190,292		216,685		210,290		(6,395)
Other financial liabilities	8,735		5,039		9,689		4,650
Income tax payables	15,707		19,436		17,572		(1,864)
Accrued expenses	108,367		114,049		98,634		(15,415)
Provisions	14,225		32,302		31,679		(623)
Other current liabilities	27,492		31,876		42,135		10,259

Total current liabilities	364,818	11.8	419,387	13.4	409,999	12.8	(9,388)

Non-current liabilities
Long-term financial liabilities	5,292		7,370		9,462		2,092
Retirement benefit liabilities	28,794		29,112		28,768		(344)
Deferred tax liabilities	255,281		220,950		242,841		21,891
Provisions	6,488		19,914		20,239		325
Other non-current liabilities	12,286		18,781		19,312		531

Total non-current liabilities	308,141	10.0	296,127	9.5	320,622	10.0	24,495

Total liabilities	672,959	21.8	715,514	22.9	730,621	22.8	15,107

Equity
Common stock	115,703		115,703		115,703		—
Capital surplus	165,172		165,079		164,955		(124)
Retained earnings	1,532,866		1,577,641		1,600,836		23,195
Other components of equity	545,452		499,710		579,530		79,820
Treasury stock	(32,309)		(32,342)		(72,344)		(40,002)

Total equity attributable to owners of the parent	2,326,884	75.4	2,325,791	74.3	2,388,680	74.4	62,889
Non-controlling interests	84,794	2.8	87,508	2.8	90,750	2.8	3,242

Total equity	2,411,678	78.2	2,413,299	77.1	2,479,430	77.2	66,131

Total liabilities and equity	3,084,637	100.0	3,128,813	100.0	3,210,051	100.0	81,238

*	% represents the component ratio.

(2) Condensed Quarterly Consolidated Statement of Profit or Loss and Comprehensive Income

a. Condensed Quarterly Consolidated Statement of Profit or Loss

	For the three months ended June 30, 2017		For the three months ended June 30, 2018		Change
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions except per share amounts)
Sales revenue	345,162	100.0	387,484	100.0	42,322	12.3
Cost of sales	247,841	71.8	278,234	71.8	30,393	12.3

Gross profit	97,321	28.2	109,250	28.2	11,929	12.3
Selling, general and administrative expenses	66,061	19.1	72,146	18.6	6,085	9.2

Operating profit	31,260	9.1	37,104	9.6	5,844	18.7
Finance income	18,564	5.4	18,437	4.7	(127)	(0.7)
Finance expenses	160	0.1	203	0.1	43	26.9
Foreign exchange gains (losses)	(590)	(0.2)	(445)	(0.1)	145	—
Share of net profit of investments accounted for using the equity method	25	0.0	367	0.1	342	—
Other, net	254	0.1	228	0.1	(26)	(10.2)

Profit before income taxes	49,353	14.3	55,488	14.3	6,135	12.4
Income taxes	12,771	3.7	10,687	2.7	(2,084)	(16.3)

Profit for the period	36,582	10.6	44,801	11.6	8,219	22.5

Profit attributable to:
Owners of the parent	35,026	10.1	42,284	10.9	7,258	20.7
Non-controlling interests	1,556	0.5	2,517	0.7	961	61.8

Profit for the period	36,582	10.6	44,801	11.6	8,219	22.5

Per share information:
Earnings per share attributable to owners of the parent
Basic	95.25 yen		116.29 yen
Diluted	95.23 yen		116.26 yen
*	% represents the percentage to sales revenue.

b. Condensed Quarterly Consolidated Statement of Comprehensive Income

	For the three months ended June 30, 2017	For the three months ended June 30, 2018	Change
	Amount	Amount
	(Yen in millions)
Profit for the period	36,582	44,801	8,219
Other comprehensive income, net of taxation
Items that will not be reclassified to profit or loss:
Financial assets measured at fair value through other comprehensive income	—	72,278	72,278
Re-measurement of defined benefit plans	—	—	—

Total items that will not be reclassified to profit or loss	—	72,278	72,278

Items that may be reclassified subsequently to profit or loss:
Net unrealized gains (losses) on securities	14,993	—	(14,993)
Net changes in fair value of cash flow hedge	(78)	6	84
Exchange differences on translating foreign operations	6,017	10,023	4,006
Share of other comprehensive income of investments accounted for using the equity method	22	89	67

Total items that may be reclassified subsequently to profit or loss	20,954	10,118	(10,836)

Total other comprehensive income	20,954	82,396	61,442

Comprehensive income for the period	57,536	127,197	69,661

Comprehensive income attributable to:
Owners of the parent	55,309	122,829	67,520
Non-controlling interests	2,227	4,368	2,141

Comprehensive income for the period	57,536	127,197	69,661

(3) Condensed Quarterly Consolidated Statement of Changes in Equity

For the three months ended June 30, 2017

	Total equity attributable to owners of the parent						Non- controlling interests	Total equity
	Common Stock	Capital surplus	Retained earnings	Other components of equity	Treasury stock	Total
	(Yen in millions)
Balance as of April 1, 2017	115,703	165,172	1,532,866	545,452	(32,309)	2,326,884	84,794	2,411,678

Profit for the period			35,026			35,026	1,556	36,582
Other comprehensive income				20,283		20,283	671	20,954

Total comprehensive income for the period	—	—	35,026	20,283	—	55,309	2,227	57,536

Cash dividends			(22,063)			(22,063)	(1,049)	(23,112)
Purchase of treasury stock					(10)	(10)		(10)
Reissuance of treasury stock		0			0	0		0
Transactions with non-controlling interests and other		(4)		11		7	315	322

Balance as of June 30, 2017	115,703	165,168	1,545,829	565,746	(32,319)	2,360,127	86,287	2,446,414

For the three months ended June 30, 2018
	Total equity attributable to owners of the parent						Non- controlling interests	Total equity
	Common Stock	Capital surplus	Retained earnings	Other components of equity	Treasury stock	Total
	(Yen in millions)
Balance as of April 1, 2018 (Before applying new accounting standard)	115,703	165,079	1,577,641	499,710	(32,342)	2,325,791	87,508	2,413,299

Cumulative effects of new accounting standard applied			2,973	(729)		2,244		2,244

Balance as of April 1, 2018 (After applying new accounting standard)	115,703	165,079	1,580,614	498,981	(32,342)	2,328,035	87,508	2,415,543

Profit for the period			42,284			42,284	2,517	44,801
Other comprehensive income				80,545		80,545	1,851	82,396

Total comprehensive income for the period	—	—	42,284	80,545	—	122,829	4,368	127,197

Cash dividends			(22,062)			(22,062)	(1,219)	(23,281)
Purchase of treasury stock					(40,002)	(40,002)		(40,002)
Reissuance of treasury stock		—			—	—		—
Transactions with non-controlling interests and other		(124)		4		(120)	93	(27)

Balance as of June 30, 2018	115,703	164,955	1,600,836	579,530	(72,344)	2,388,680	90,750	2,479,430

(4) Notes to Condensed Quarterly Consolidated Financial Statements

a. Notes to Going Concern Assumption

Not Applicable

b. Changes in Accounting Policies

Kyocera has adopted IFRS 15 “Revenue from contracts with customers” (issued in May 2014 and amended in April 2016, hereinafter, “IFRS 15”) retrospectively from the year ended March 31, 2018. The effect to our consolidated results of operations, financial conditions and cash flows by adopting IFRS 15 is described in “d. First-time adoption” under “(4) Notes to Condensed Quarterly Consolidated Financial Statements.”

Kyocera has adopted IFRS 9 “Financial instruments” (issued in November 2009 and amended in July 2014, hereinafter, “IFRS 9”) from the year ending March 31, 2019. We have adopted exemptions from retrospective application of IFRS 9 in accordance with IFRS 1 “First-Time Adoption of International Financing Reporting Standards” (hereinafter, “IFRS 1”), and we have adopted U.S. GAAP, the previous accounting standards, at the date of transition to IFRS and the year ended March 31, 2018.

The amounts of financial instruments whose classifications were changed at the beginning of this fiscal year are as follows:

Classification based on U.S. GAAP
(Yen in millions)
Other long-term investments	19,536

Classification based on IFRS 9
(Yen in millions)
Financial instruments measured at fair value through other comprehensive income	22,747

As a result of adopting IFRS 9, retained earnings increased by 2,973 million yen, and other components of equity decreased by 729 million yen at the beginning of this fiscal year.

c. Changes in Accounting Estimates

Kyocera changed the depreciation method from the declining-balance method to the straight-line method from the year ending March 31, 2019.

Kyocera implemented capital expenditures in order to double its productivity at manufacturing facilities in Japan and overseas with the introduction of innovative technology to promote streamlining and automation of production processes. As a result, the operation of the property, plant and equipment is expected to be more consistently than before and future utilization of those assets will be consistent.

Accordingly, Kyocera believes that the change to the straight-line method will be preferable as it better reflects the consumption of future economic benefits of those assets.

In accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” a change in depreciation method is treated as a change in accounting estimate. Therefore, the effect of the change in depreciation method has been reflected on a prospective basis from April 1, 2018 and it was to increase profit before income taxes by 2,999 million yen due mainly to the decrease in depreciation expenses.

d. First-Time Adoption

Kyocera disclosed the condensed quarterly consolidated financial statements under IFRS from the three months ended June 30, 2018. The latest consolidated financial statements under U.S. GAAP were prepared for the year ended March 31, 2018, and the date of transition to IFRS was April 1, 2017.

(a) First-time adoption based on IFRS 1

IFRS 1 requires that a company adopting IFRS for the first-time (hereinafter, the “first-time adopters”) shall apply IFRS retrospectively. However, IFRS 1 provides certain exemptions that allow first-time adopters to choose not to apply certain standards retrospectively. We have adopted the following exemptions:

Business combinations

A first-time adopter may choose not to apply IFRS 3 “Business combinations” (hereinafter, “IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. We have applied this exemption and chosen not to apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS. Therefore, the carrying amounts of goodwill prior to the date of transition to IFRS were based on U.S. GAAP. We performed an impairment test on goodwill at the date of transition to IFRS regardless of whether there was any indications that the goodwill may be impaired.

Exchange differences on translating foreign operations

A first-time adopter may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. We have chosen to apply this exemption and deemed all cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS.

Deemed cost

For property, plant and equipment, a first-time adopter may use fair value as deemed cost at the date of transition to IFRS. We have applied this exemption and used fair value as the deemed cost at the date of transition to IFRS for certain items of property, plant and equipment.

Exemptions from retrospective application of IFRS 9

When a first-time adopter choose to adopt IFRS for the annual periods beginning before January 1, 2019 and apply IFRS 9, it may apply the previous accounting standards without restating comparative information in the first IFRS consolidated financial statements. We have applied this exemption, and recognized and measured target items included in the scope of IFRS 9 under U. S. GAAP, the previous accounting standards, at the date of transition to IFRS and the year ended March 31, 2018.

(b) Reconciliation

The reconciliations required to be disclosed in the first IFRS financial statements are described in the reconciliations as below. “Effect of change in line items” includes items that do not affect retained earnings and comprehensive income, while “Recognition and measurement differences” includes items that affect retained earnings and comprehensive income.

(i) Reconciliation of equity at the date of transition to IFRS (April 1, 2017)

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	376,195	—	—	376,195		Cash and cash equivalents
Short-term investments in debt securities	84,703	212,668	—	297,371		Short-term investments
Other short-term investments	212,668	(212,668)	—	—
Trade notes receivables	28,370	309,001	—	337,371		Trade and other receivables
Trade accounts receivables	291,485	(291,485)	—	—
Less allowances for doubtful accounts and sales returns	(5,593)	5,593	—	—	F
	—	7,778	—	7,778		Other financial assets
Inventories	331,155	—	—	331,155		Inventories
Other current assets	119,714	(33,952)	(6,007)	79,755		Other current assets

Total current assets	1,438,697	(3,065)	(6,007)	1,429,625		Total current assets

Non-current assets						Non-current assets
Long-term investments in debt and equity securities	1,130,756	15,852	—	1,146,608		Debt and equity instruments
	—	5,863	—	5,863	F	Investments accounted for using the equity method
Other long-term investments	22,246	(8,817)	—	13,429		Other financial assets
Land	59,963	206,641	(12,263)	254,341	B	Property, plant and equipment
Buildings	351,431	(351,431)	—	—
Machinery and equipment	841,973	(841,973)	—	—
Construction in progress	14,097	(14,097)	—	—
Less accumulated depreciation	(1,000,860)	1,000,860	—	—
Goodwill	110,470	—	—	110,470		Goodwill
Intangible assets	61,235	—	—	61,235		Intangible assets
	—	46,482	10,132	56,614	D,F	Deferred tax assets
Other assets	80,462	(75,349)	1,339	6,452		Other non-current assets

Total non-current assets	1,671,773	(15,969)	(792)	1,655,012		Total non-current assets

Total assets	3,110,470	(19,034)	(6,799)	3,084,637		Total assets

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Liabilities and Equity						Liabilities and Equity
Liabilities						Liabilities
Current liabilities						Current liabilities
Short-term borrowings	191	(191)	—	—
Current portion of long-term debt	8,235	(8,235)	—	—
Trade notes and accounts payable	129,460	60,832	—	190,292		Trade and other payables
Other notes and accounts payable	60,881	(60,881)	—	—
	—	8,735	—	8,735		Other financial liabilities
Accrued payroll and bonus	62,868	(62,868)	—	—
Accrued income taxes	15,707	—	—	15,707		Income taxes payables
Other accrued liabilities	51,062	53,850	3,455	108,367	E	Accrued expenses
	—	14,225	—	14,225	F	Provisions
Other current liabilities	36,257	(8,765)	—	27,492	F	Other current liabilities

Total current liabilities	364,661	(3,298)	3,455	364,818		Total current liabilities

Non-current liabilities						Non-current liabilities
Long-term debt	16,409	(11,117)	—	5,292		Long-term financial liabilities
Accrued pension and severance liabilities	31,720	—	(2,926)	28,794	C	Retirement benefit liabilities
Deferred income taxes	258,859	(3,481)	(97)	255,281	D	Deferred tax liabilities
	—	6,488	—	6,488	F	Provisions
Other non-current liabilities	19,912	(7,626)	—	12,286		Other non-current liabilities

Total non-current liabilities	326,900	(15,736)	(3,023)	308,141		Total non-current liabilities

Total liabilities	691,561	(19,034)	432	672,959		Total liabilities

Equity						Equity
Common stock	115,703	—	—	115,703		Common stock
Additional paid-in capital	165,230	—	(58)	165,172		Capital surplus
Retained earnings	1,638,116	—	(105,250)	1,532,866	A,B,C D,E	Retained earnings
Accumulated other comprehensive income	447,479	—	97,973	545,452	A,C,D	Other components of equity
Common stock in treasury stock, at cost	(32,309)	—	—	(32,309)		Treasury stock

Total Kyocera Corporation’s shareholders’ equity	2,334,219	—	(7,335)	2,326,884		Total equity attributable to owners of the parent
Noncontrolling interests	84,690	—	104	84,794		Non-controlling interests

Total equity	2,418,909	—	(7,231)	2,411,678		Total equity

Total liabilities and equity	3,110,470	(19,034)	(6,799)	3,084,637		Total liabilities and equity

(ii) Reconciliation of equity as of June 30, 2017

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	374,641	—	—	374,641		Cash and cash equivalents
Short-term investments in debt securities	84,584	214,361	—	298,945		Short-term investments
Other short-term investments	214,361	(214,361)	—	—
Trade notes receivables	26,195	266,471	—	292,666		Trade and other receivables
Trade accounts receivables	255,940	(255,940)	—	—
Less allowances for doubtful accounts and sales returns	(5,736)	5,736	—	—	F
	—	6,174	—	6,174		Other financial assets
Inventories	352,890	—	—	352,890		Inventories
Other current assets	114,442	(26,013)	(6,200)	82,229		Other current assets

Total current assets	1,417,317	(3,572)	(6,200)	1,407,545		Total current assets

Non-current assets						Non-current assets
Long-term investments in debt and equity securities	1,153,296	16,380	—	1,169,676		Debt and equity instruments
	—	5,517	—	5,517	F	Investments accounted for using the equity method
Other long-term investments	40,436	(8,331)	—	32,105		Other financial assets
Land	59,897	210,367	(12,178)	258,086	B	Property, plant and equipment
Buildings	355,159	(355,159)	—	—
Machinery and equipment	845,663	(845,663)	—	—
Construction in progress	13,811	(13,811)	—	—
Less accumulated depreciation	(1,004,266)	1,004,266	—	—
Goodwill	112,532	—	—	112,532		Goodwill
Intangible assets	61,511	—	—	61,511		Intangible assets
	—	39,730	8,943	48,673	D,F	Deferred tax assets
Other assets	74,687	(69,203)	715	6,199		Other non-current assets

Total non-current assets	1,712,726	(15,907)	(2,520)	1,694,299		Total non-current assets

Total assets	3,130,043	(19,479)	(8,720)	3,101,844		Total assets

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Liabilities and Equity						Liabilities and Equity
Liabilities						Liabilities
Current liabilities						Current liabilities
Short-term borrowings	117	(117)	—	—
Current portion of long-term debt	8,531	(8,531)	—	—
Trade notes and accounts payable	131,134	56,114	—	187,248		Trade and other payables
Other notes and accounts payable	56,144	(56,144)	—	—
	—	10,764	—	10,764		Other financial liabilities
Accrued payroll and bonus	51,125	(51,125)	—	—
Accrued income taxes	8,501	—	(364)	8,137		Income tax payables
Other accrued liabilities	48,868	41,898	2,089	92,855	E	Accrued expenses
	—	13,747	—	13,747	F	Provisions
Other current liabilities	45,525	(10,241)	—	35,284	F	Other current liabilities

Total current liabilities	349,945	(3,635)	1,725	348,035		Total current liabilities

Non-current liabilities						Non-current liabilities
Long-term debt	17,678	(12,258)	—	5,420		Long-term financial liabilities
Accrued pension and severance liabilities	32,345	—	(2,617)	29,728	C	Retirement benefit liabilities
Deferred income taxes	256,364	(2,408)	(23)	253,933	D	Deferred tax liabilities
	—	6,647	—	6,647	F	Provisions
Other non-current liabilities	19,492	(7,825)	—	11,667		Other non-current liabilities

Total non-current liabilities	325,879	(15,844)	(2,640)	307,395		Total non-current liabilities

Total liabilities	675,824	(19,479)	(915)	655,430		Total liabilities

Equity						Equity
Common stock	115,703	—	—	115,703		Common stock
Additional paid-in capital	165,220	—	(52)	165,168		Capital surplus
Retained earnings	1,651,034	—	(105,205)	1,545,829	A,B,C D,E	Retained earnings
Accumulated other comprehensive income	468,414	—	97,332	565,746	A,C,D	Other components of equity
Common stock in treasury stock, at cost	(32,319)	—	—	(32,319)		Treasury stock

Total Kyocera Corporation’s shareholders’ equity	2,368,052	—	(7,925)	2,360,127		Total equity attributable to owners of the parent
Noncontrolling interests	86,167	—	120	86,287		Non-controlling interests

Total equity	2,454,219	—	(7,805)	2,446,414		Total equity

Total liabilities and equity	3,130,043	(19,479)	(8,720)	3,101,844		Total liabilities and equity

(iii) Reconciliation of equity as of March 31, 2018

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Assets						Assets
Current assets						Current assets
Cash and cash equivalents	424,938	—	—	424,938		Cash and cash equivalents
Short-term investments in debt securities	38,023	158,779	—	196,802		Short-term investments
Other short-term investments	158,779	(158,779)	—	—
Trade notes receivables	26,072	356,587	—	382,659		Trade and other receivables
Trade accounts receivables	331,570	(331,570)	—	—
Less allowances for doubtful accounts and sales returns	(5,490)	5,490	—	—	F
	—	12,996	—	12,996		Other financial assets
Inventories	364,875	—	—	364,875		Inventories
Other current assets	137,849	(47,383)	(6,837)	83,629		Other current assets

Total current assets	1,476,616	(3,880)	(6,837)	1,465,899		Total current assets

Non-current assets						Non-current assets
Long-term investments in debt and equity securities	1,050,537	21,453	—	1,071,990		Debt and equity instruments
	—	3,874	—	3,874	F	Investments accounted for using the equity method
Other long-term investments	25,858	(10,177)	—	15,681		Other financial assets
Land	62,141	238,783	(12,026)	288,898	B	Property, plant and equipment
Buildings	363,714	(363,714)	—	—
Machinery and equipment	880,918	(880,918)	—	—
Construction in progress	23,996	(23,996)	—	—
Less accumulated depreciation	(1,029,845)	1,029,845	—	—
Goodwill	144,268	—	—	144,268		Goodwill
Intangible assets	80,186	—	—	80,186		Intangible assets
	—	32,071	9,299	41,370	D,F	Deferred tax assets
Other assets	78,688	(65,040)	2,999	16,647		Other non-current assets

Total non-current assets	1,680,461	(17,819)	272	1,662,914		Total non-current assets

Total assets	3,157,077	(21,699)	(6,565)	3,128,813		Total assets

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Liabilities and Equity						Liabilities and Equity
Liabilities						Liabilities
Current liabilities						Current liabilities
Short-term borrowings	145	(145)	—	—
Current portion of long-term debt	9,293	(9,293)	—	—
Trade notes and accounts payable	149,734	66,951	—	216,685		Trade and other payables
Other notes and accounts payable	66,970	(66,970)	—	—
	—	5,039	—	5,039		Other financial liabilities
Accrued payroll and bonus	68,664	(68,664)	—	—
Accrued income taxes	19,436	—	—	19,436		Income tax payables
Other accrued liabilities	50,727	59,867	3,455	114,049	E	Accrued expenses
	—	32,302	—	32,302	F	Provisions
Other current liabilities	55,017	(23,141)	—	31,876	F	Other current liabilities

Total current liabilities	419,986	(4,054)	3,455	419,387		Total current liabilities

Non-current liabilities						Non-current liabilities
Long-term debt	20,237	(12,867)	—	7,370		Long-term financial liabilities
Accrued pension and severance liabilities	28,723	—	389	29,112	C	Retirement benefit liabilities
Deferred income taxes	223,530	(3,378)	798	220,950	D	Deferred tax liabilities
	—	19,914	—	19,914	F	Provisions
Other non-current liabilities	40,095	(21,314)	—	18,781		Other non-current liabilities

Total non-current liabilities	312,585	(17,645)	1,187	296,127		Total non-current liabilities

Total liabilities	732,571	(21,699)	4,642	715,514		Total liabilities

Equity						Equity
Common stock	115,703	—	—	115,703		Common stock
Additional paid-in capital	165,125	—	(46)	165,079		Capital surplus
Retained earnings	1,675,780	—	(98,139)	1,577,641	A,B,C D,E	Retained earnings
Accumulated other comprehensive income	411,980	—	87,730	499,710	A,C,D	Other components of equity
Common stock in treasury stock, at cost	(32,342)	—	—	(32,342)		Treasury stock

Total Kyocera Corporation’s shareholders’ equity	2,336,246	—	(10,455)	2,325,791		Total equity attributable to owners of the parent
Noncontrolling interests	88,260	—	(752)	87,508		Non-controlling interests

Total equity	2,424,506	—	(11,207)	2,413,299		Total equity

Total liabilities and equity	3,157,077	(21,699)	(6,565)	3,128,813		Total liabilities and equity

(iv) Reconciliation of profit or loss and other comprehensive income for three month ended June 30, 2017

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Net sales	345,162	—	—	345,162		Sales revenue
Cost of sales	248,334	—	(493)	247,841	C,E	Cost of sales

Gross profit	96,828	—	493	97,321		Gross profit

Selling, general and administrative expenses	65,661	—	400	66,061	C,E	Selling, general and administrative expenses

Profit from operations	31,167	—	93	31,260		Operating profit

Other income (expenses)
Interest and dividend income	18,403	161	—	18,564		Finance income
Interest expense	323	(163)	—	160		Finance expenses
Foreign currency transaction losses, net	(590)	—	—	(590)		Foreign exchange gains (losses)
Gains on sales of securities, net	328	(328)	—	—
	—	25	—	25	G	Share of net profit of investments accounted for using the equity method
Other, net	275	(21)	—	254		Other, net

Income before income taxes	49,260	—	93	49,353		Profit before income taxes
Income taxes	12,732	—	39	12,771		Income taxes

Net income	36,528	—	54	36,582		Profit for the period

						Profit attributable to:

Net income attributable to Kyocera Corporation’s shareholders	34,981	—	45	35,026		Owners of the parent
Net income attributable to noncontrolling interests	1,547	—	9	1,556		Non-controlling interests

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Net income	36,528	—	54	36,582		Profit for the period
Other comprehensive income – net of taxes						Other comprehensive income, net of taxation
Pension liability adjustment	(587)	—	587	—	C	Re-measurement of defined benefit plans
Net unrealized gains (losses) on securities	15,001	—	(8)	14,993		Net unrealized gains (losses) on securities
Net unrealized gains (losses) on derivative financial instruments	(52)	(26)	—	(78)		Net changes in fair value of cash flow hedge
Foreign currency translation adjustments	7,221	4	(1,208)	6,017	A	Exchange differences on translating foreign operations
	—	22	—	22		Share of other comprehensive income of investments accounted for using the equity method

Total other comprehensive income	21,583	—	(629)	20,954		Total other comprehensive income

Comprehensive income	58,111	—	(575)	57,536		Comprehensive income for the period

						Comprehensive income attributable to:

Comprehensive income attributable to Kyocera Corporation’s shareholders	55,900	—	(591)	55,309		Owners of the parent
Comprehensive income attributable to noncontrolling interests	2,211	—	16	2,227		Non-controlling interests

(v) Reconciliation of profit or loss and other comprehensive income for the year ended March 31, 2018

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Net sales	1,577,039	—	—	1,577,039		Sales revenue
Cost of sales	1,200,911	—	3,300	1,204,211	C,E	Cost of sales

Gross profit	376,128	—	(3,300)	372,828		Gross profit

Selling, general and administrative expenses	280,553	—	1,576	282,129	C,E	Selling, general and administrative expenses

Profit from operations	95,575	—	(4,876)	90,699		Operating profit

Other income (expenses)
Interest and dividend income	40,498	985	—	41,483		Finance income
Interest expense	1,395	165	—	1,560		Finance expenses
Foreign currency transaction losses, net	(827)	—	—	(827)		Foreign exchange gains (losses)
Gains on sales of securities, net	1,629	(1,629)	—	—
	—	(1,564)	—	(1,564)	G	Share of net loss of investments accounted for using the equity method
Other, net	(3,614)	2,373	3,002	1,761		Other, net

Income before income taxes	131,866	—	(1,874)	129,992		Profit before income taxes
Income taxes	46,881	—	885	47,766		Income taxes

Net income	84,985	—	(2,759)	82,226		Profit for the year

						Profit attributable to:

Net income attributable to Kyocera Corporation’s shareholders	81,789	—	(2,652)	79,137		Owners of the parent
Net income attributable to noncontrolling interests	3,196	—	(107)	3,089		Non-controlling interests

Accounts under U.S. GAAP	U.S. GAAP	Effect of change in line items	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
	(Yen in millions)
Net income	84,985	—	(2,759)	82,226		Profit for the year
Other comprehensive income – net of taxes						Other comprehensive income, net of taxation
Pension liability adjustment	6,428	—	2,924	9,352	C	Re-measurement of defined benefit plans
Net unrealized gains (losses) on securities	(40,087)	—	(51)	(40,138)		Net unrealized gains (losses) on securities
Net unrealized gains (losses) on derivative financial instruments	27	(82)	—	(55)		Net changes in fair value of cash flow hedge
Foreign currency translation adjustments	(2,703)	125	(4,092)	(6,670)	A	Exchange differences on translating foreign operations
	—	(43)	—	(43)		Share of other comprehensive income of investments accounted for using the equity method

Total other comprehensive income	(36,335)	—	(1,219)	(37,554)		Total other comprehensive income

Comprehensive income	48,650	—	(3,978)	44,672		Comprehensive income for the year

						Comprehensive income attributable to:
Comprehensive income attributable to Kyocera Corporation’s shareholders	46,252	—	(3,121)	43,131		Owners of the parent
Comprehensive income attributable to noncontrolling interests	2,398	—	(857)	1,541		Non-controlling interests

Notes to reconciliation of equity, profit or loss and other comprehensive income

A. Exchange differences on translating of foreign operations

Under IFRS 1, a first-time adopter may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. We have chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.

B. Deemed cost

Under IFRS 1, for property, plant and equipment, a first-time adopter may use fair value as deemed cost at the date of transition to IFRS. We have applied this exemption and used fair value as the deemed cost at the date of transition to IFRS for certain item of property, plant and equipment.

C. Retirement benefit

Under U.S. GAAP, the prior service costs and the actuarial gain and loss, resulted from defined benefit plan or unfunded retirement and severance plans which were incurred during the period but not recognized as the same periodic pension costs are recognized as accumulated other comprehensive income by the amount after tax. The amounts recognized in accumulated other comprehensive income are subsequently recognized in profit or loss as a component of retirement benefit expenses over a period of time in the future.

Under IFRS, the prior service costs are expensed as incurred. The actuarial gain and loss are recognized in other comprehensive income by the amount after tax and they are transferred from other components of equity to retained earnings directly without recording through profit or loss.

D. Income taxes

Under U.S. GAAP, all subsequent changes of deferred tax asset and liability due to a change in the tax rate, reassessment of recoverability are recognized in profit or loss. Under IFRS, changes of deferred tax assets and liabilities on other comprehensive income are recognized in other comprehensive income.

In addition, under U.S. GAAP, the temporary differences arising from the elimination of intercompany transaction are deferred as prepaid taxes using the sellers’ tax expenses. Under IFRS, above temporary differences are recognized as deferred tax assets using the purchasers’ tax rates considering its recoverability.

E. Levies

Under U.S. GAAP, items qualified as levies such as property tax were recognized at the time of payment. Under IFRS, they were recognized on the date when an obligation to pay arises.

F. Reclassification on the consolidated statement of financial position

Under the presentation requirement on IFRS15, refund liabilities included in “Less allowances for doubtful accounts and sales returns” was reclassified into “Other current liabilities” on the consolidated statement of financial position. Under the presentation requirement on IAS 1 “Presentation of financial statements” (hereinafter, “IAS 1”), “Investments accounted for using the equity method”, “Deferred tax assets” and “Provisions” were presented separately.

G. Reclassifications on the consolidated statement of profit or loss

Under the presentation requirement on IAS1, “Share of net profit of investments accounted for using the equity method” was presented separately on the consolidated statement of profit or loss.

Effects of items of these differences in recognition and measurement on retained earnings at the date of transition to IFRS, as of June 30, 2017 and March 31, 2018 are as follows:

	The date of transition to IFRS (April 1, 2017)	As of June 30, 2017	As of March 31, 2018
	(Yen in millions)
Exchange differences on translating foreign operations	(16,360)	(16,360)	(14,124)
Deemed cost	(7,648)	(7,648)	(7,618)
Retirement benefit	(31,723)	(32,624)	(25,547)
Income taxes	(46,247)	(46,300)	(47,685)
Levies	(2,370)	(1,430)	(2,398)
Other	(902)	(843)	(767)

Total effect on retained earnings	(105,250)	(105,205)	(98,139)